EXHIBIT

77C.  Matters Submitted to a Vote of Security Holders

On August 22, 2003, a Special Meeting of Shareholders of the Large Cap Growth Fund was held in order to approve a change in the Fund's status from a diversified to a non-diversified series. Shareholders of the Large Cap Growth Fund approved the proposal by a vote as follows:

For                     Against            Abstain
3,675,547.072           22,094.280         16,496.453